03 MAR -6 AM 7:21

HAECO

Our Ref: CSA/CPA12/24

4th March 2003

By DHL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

03007201

SUPPL

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we enclose the following documents for your attention:

(a) Announcement Form;
(b) Press Release; and
(c) Text of the announcement which will be advertised as follows:

South China Morning Post	05/03/2003
Hong Kong Economic Times	05/03/2003
Hong Kong Economic Journal	05/03/2003
Asian Wall Street Journal	05/03/2003

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Margaret Yu
Secretary

MY/DW/df
Encls.

P:\Dorisfu\HAECO Group\CPA12 - HAECO\CPA12 - 20 Interim & Final\2002 Final\Ltr - SENY announce result 20030304.doc

c.c. Eugenia Lee, BONY-HK (w/o encls.)
Bryan Ho, BONY-NY (w/o encls.)

dlw 3/7

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

Swire Group

To : Listing Division of The Stock Exchange of Hong Kong Limited
E-Business & Information Services Department of The Stock Exchange of Hong Kong Limited
(Attn: Ms. Jane Shum, Officer Tel: 28403964 Fax: 25231254)

From : Hong Kong Aircraft Engineering Company Limited
(Name of Representative Company)
Mrs. Margaret Yu (Responsible Official) 2840 8868 (Contact Telephone Number)

Date : 4th March 2003 Page(s) faxed : one

Name of listed company : Hong Kong Aircraft Engineering Company Limited

Year end date : 31st December 2002

Currency: HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? Yes/~~No~~

To be published in the newspapers (if applicable)
√ Summarised results announcement
Full results announcement

Auditors' Report ~~Qualified/Modified/Neither~~ Unqualified

Review of interim report (if applicable) by
☐ Audit committee
☐ Auditors
☐ Neither of the above

	(Audited/~~Unaudited~~) Current Period from 1/1/2002 to 31/12 /2002 (HK$)		(Audited/~~Unaudited~~) Last Corresponding Period from 1/1/2001 to 31/12/2001 (HK$)
Turnover	: 2,078 million		1,994 million *
Profit/(Loss) from Operations	: 273 million		~~117 million~~ 118 million
Finance Income	: 3 million		9 million
Share of Profit/(Loss) of Associates	: NIL		NIL
Share of Profit/(Loss) of Jointly Controlled Entities	: 262 million		222 million
Profit/(Loss) after Taxation & MI	: 465 million		312 million
% Change over Last Period	: +49%		-22%
EPS/(LPS) - Basic	: HK$2.80		HK$1.87
- Diluted	: N/A		N/A
Extraordinary ("ETD") Gain/(Loss)	: NIL		NIL
Profit/(Loss) after ETD Items	: N/A		N/A
Final Dividend per Share	: HK$0.46		HK$0.42
(specify if with other options)	: NIL		NIL
B/C Dates for Final Dividend	: 5th May 2003	to	13th May 2003 bdi
Payable Date	: 20th May 2003		
B/C Dates for Annual General Meeting	: 5th May 2003	to	13th May 2003 bdi
Other Distribution: Special Dividend per Share	: HK$2.50		NIL
B/C Dates for Special Dividend	: 5th May 2003	to	13th May 2003 bdi

* *Comparative for turnover has been reclassified to conform with the current year's presentation following a re-classification of HK$43 million in stock obsolescence provision.*

For and on behalf of
HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Signature: M. Yu

Margaret Yu - Secretary

Swire Group

MEDIA INFORMATION

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED RESULTS FOR THE YEAR ENDED 31ST DECEMBER 2002 AND THE 2002 DIVIDENDS

Results. The audited consolidated results for the year ended 31st December 2002 were:

	Note	Year ended 31st December 2002 HK$M	2001 HK$M
Turnover		2,078	1,994
Operating expenses:			
Staff remuneration		(1,040)	(1,052)
Cost of direct material/job expenses		(367)	(431)
Depreciation	2	(126)	(103)
Operating lease rentals - land & buildings		(55)	(60)
Auditors' remuneration		(1)	(1)
Changes in work in progress		(50)	33
Other operating expenses		(236)	(222)
Movements in doubtful debt and stock obsolescence provisions		70	(54)
Profit on sale of staff housing	3	-	7
Profit on sale of business to a jointly controlled company	4	-	7
Operating profit		273	118
Net finance income		3	9
Net operating profit		276	127
Share of results of jointly controlled companies	5	262	222
Profit before taxation		538	349
Taxation	6	(73)	(37)
Profit afer taxation		465	312
Minority interest		-	-
Profit attributable to shareholders		465	312
Dividends			
Interim - paid		47	38
Final - proposed		76	70
Special - proposed		416	-
	7	539	108
Earnings per share		HK$2.80	HK$1.87
Dividends per share			
Interim		HK$0.28	HK$0.23
Final		HK$0.46	HK$0.42
Special		HK$2.50	-
Total		HK$3.24	HK$0.65

GROUP PUBLIC AFFAIRS Tel: 2840 8098 Fax: 2526 9365 G.P.O. Box 1 Hong Kong

Notes to the accounts

1. Segmental information

The Company is engaged in the business of maintenance, modification and repair of commercial aircraft in Hong Kong. No further business segmental information has therefore been reported.

The Group's jointly controlled companies, all of which are engaged in the same business as the Company, operate both in Hong Kong and overseas.

2. Depreciation

The 2002 figure included an additional depreciation charge of HK$27 million arising from the change of the estimated useful life of the base maintenance facility from 40 to 20 years.

3. Profit on sale of staff housing

In 2001, the Company disposed of the last residential unit at Twin Bay Villas, Clearwater Bay Road, Sai Kung, New Territories. This property was originally acquired in 1970 as staff quarter.

4. Profit on sale of business to a jointly controlled company

The profit in 2001 arose from the sale of the Company's wheel and brake business to Goodrich Asia-Pacific Limited.

5. Share of results of joint controlled companies

		2002 HK$M	2001 HK$M
(a)	Attributable pre-tax results from:		
	- Hong Kong Aero Engine Services Limited	169	128
	- Taikoo (Xiamen) Aircraft Engineering Company Limited	74	79
	- Other jointly controlled companies	19	15
		262	222
(b)	Less: Share of taxation thereon:		
	- Hong Kong Aero Engine Services Limited	(28)	(20)
	- Taikoo (Xiamen) Aircraft Engineering Company Limited	(3)	(3)
	- Other jointly controlled companies	(4)	(2)
		(35)	(25)
(c)	Attributable post-tax results from:		
	- Hong Kong Aero Engine Services Limited	141	108
	- Taikoo (Xiamen) Aircraft Engineering Company Limited	71	76
	- Other jointly controlled companies	15	13
		227	197

6. Taxation

	2002 HK$M	2001 HK$M
The taxation charge comprises:		
The Company and its subsidiary company:		
Deferred tax	(38)	(12)
Share of taxation attributable to jointly controlled companies	(35)	(25)
	(73)	(37)

No provision for Hong Kong profits tax has been made for the year as the Group's assessable profit is wholly absorbed by the tax losses brought forward. Overseas taxation is calculated at tax rate prevailing the respective jurisdictions.

Provision has been made for all significant deferred taxation liabilities.

7. Dividend

The Directors recommend the payment of a final dividend of HK$0.46 and a special dividend of HK$2.50 per ordinary share for the year ended 31st December 2002 which, together with the interim dividend of HK$0.28 per ordinary share paid on 23rd September 2002 makes a total dividend for the year of HK$3.24 per ordinary share. This represents a total distribution for the year of HK$539 million. Subject to the approval of the 2002 final dividend and special dividend by the shareholders at the Annual General Meeting on 13th May 2003, it is expected that the dividends will be paid on 20th May 2003 to shareholders registered on 13th May 2003. The shareholders' register will be closed from 5th May 2003 to 13th May 2003, both dates inclusive.

8. Share capital

During the year under review, the Company purchased 126,600 of its shares on The Stock Exchange of Hong Kong Limited. The repurchases were considered by Directors to be in the long-term interests of Shareholders to the extent that they would result in increases in earnings per share and the return on shareholders' capital and would not weaken the Company's balance sheet or its ability to make other investments. All of the shares repurchased were cancelled. Details of the repurchases are as follows:

Month	Number of shares purchased	Highest price paid per share (HK$)	Lowest price paid per share (HK$)	Aggregate price (HK$)
January 2002	126,600	12.35	11.90	1,538,630

As at 31st December 2002, 166,324,850 shares were in issue (31st December 2001: 166,451,450 shares).

Chairman's statement

Results

Profit after tax attributable to shareholders for the year was HK$465 million, which represented an increase of 49% from the previous year.

This result included an amount of HK$70 million comprising the release of provisions made in previous financial periods to cover potential problems in collecting full amounts due from customers and for stock obsolescence. The corresponding figure in 2001 was a charge of HK$54 million. In addition, there was a non-recurring HK$14 million profit in 2001 from the disposal of a house previously used by staff, and the sale of the Company's wheel and brake repair and overhaul business to its jointly controlled company, Goodrich Asia-Pacific Limited.

The increase in attributable profit in 2002 before these exceptional items was 12%, from HK$352 million to HK$395 million.

The contribution from jointly controlled companies continued to grow in 2002, with their combined share of recurring pre-tax profits increasing from HK$222 million to HK$262 million. In particular, both Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO) and Hong Kong Aero Engine Services Limited (HAESL) had successful and profitable years.

Review of Operations

The Company is the sole provider of comprehensive aircraft maintenance at Hong Kong International Airport. The Company's premises comprise a single hangar capable of fully enclosing three wide-bodied aircraft, together with associated workshops and offices, and a five-storey building at Tseung Kwan O housing component and avionic overhaul workshops and administration offices. The Company also occupies space at the airport terminal.

Line maintenance

The line maintenance division employs around 1,550 people, who provide a comprehensive range of technical and non-technical services to airlines operating through Hong Kong International Airport. The Company is the main provider of such services in Hong Kong and hence the division's performance is primarily related to the number of flights through the airport. In 2001, the average number of aircraft handled daily was 187, and this average number grew to 200 this year, a 7% increase. This market in Hong Kong continues to be extremely price-sensitive.

Base maintenance

The base maintenance division employs around 1,130 people, who provide customers that rely on the Company for comprehensive support with a full range of scheduled maintenance checks and in addition undertake periodic checks, modifications and overhaul work on a wide variety of aircraft types. Approximately 43% of the division's work is for the three scheduled airlines operating out of Hong Kong; Cathay Pacific Airways, Air Hong Kong and Dragonair. It competes on price, availability of space, turnround time and quality of workmanship with other Maintenance and Repair Organisations worldwide. The hangar was busy throughout the year, resulting in an increase in utilisation of both staff and facilities. Man-hours sold in 2002 were 1.38 million, a 5% increase when compared with 2001.

Component and avionics overhaul

The overhaul division occupies a five-storey building at Tseung Kwan O with more than 7,000 square metres of modern workshop space and employs around 230 people. The agreements with two Airbus component Original Equipment Manufacturers to provide warranty and repair services resulted in increased utilisation of the facilities during the year, and this is expected to improve further in 2003.

Cathay Pacific Airways has taken delivery of two Airbus A340-600 aircraft with a third scheduled for delivery in April 2003. The Company has negotiated a contract with the airline to acquire, maintain and lease to it, a pool of spares specific to these aircraft. The cost of the spares acquired will total HK$81 million.

Jointly controlled companies

TAECO operates two hangars, each of which is capable of fully enclosing two wide-bodied aircraft. A third hangar of similar size is currently under construction. It is scheduled to open on 24th March 2003 and to be fully operational by the last quarter of the year. Most of TAECO's capacity is taken up by shareholder customers (or their affiliates); work was also undertaken for ANA, Xiamen Airlines and Hainan Airlines. After a relatively slow start to the year, capacity was well utilised during 2002 with the completion of a number of comprehensive heavy maintenance packages and the conversion of Boeing 747-200/300 passenger aircraft for use as freighters. Line maintenance support has been provided to Dragonair in Beijing, Shanghai and Xiamen, and to other foreign carriers operating into Xiamen and Shanghai. By the year-end, these operations were handling 170 flights per month in Xiamen and 90 in Shanghai. Reflecting lower utilisation early in the year, and smaller work packages on aircraft in the hangar, the profit attributable to the Group decreased 7% from 2001.

HAESL had a strong year, with increased revenue and improved profitability. This increase reflected additional throughput and work packages on the Trent 700 and 800 engines. In addition to work performed for Cathay Pacific Airways, which accounts for about 50% of revenue, significant engine work was also carried out for Rolls-Royce plc, Emirates Airlines, Qantas Airways, Thai International, Malaysian Airlines, Garuda and China Southern Airlines. Singapore Aero Engine Services Pte. Limited (SAESL), in which HAESL has a 20% interest, started operations in January 2002. SAESL results in 2002 were in line with expectations and it plans to break even in 2003 on increased volume.

Outlook

The Company's heavy maintenance facilities have been well utilised during the year, and forward bookings indicate this will continue into the first half of 2003. The number of flights through Hong Kong International Airport is expected to increase in 2003 and this should lead to growth in line maintenance revenue. However, rates will continue to be under pressure, due to both the worldwide capacity for heavy maintenance and the competitive environment for technical and non-technical line maintenance services at Hong Kong International Airport, and any increase in volume could be offset by a fall in rates. TAECO's third hangar will become operational progressively through 2003, but HAESL will face increasing competition, and the overall result from jointly controlled companies is unlikely to match that of last year.

David Turnbull
Chairman

Hong Kong, 4th March 2003

The detailed results containing all the information required by paragraph 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) in due course.

For further information, please contact:

Mr. Andrew Herdman	2840 8092
Mrs. Maisie Shun Wah	2840 8097

South China Morning Post Wednesday, March 05, 2003

5. Share of results of jointly controlled companies

	2002 HK$M	2001 HK$M
(a) Attributable pre-tax results from:		
– Hong Kong Aero Engine Services Limited	**169**	128
– Taikoo (Xiamen) Aircraft Engineering Company Limited	**74**	79
– Other jointly controlled companies	**19**	15
	262	222
(b) Less: Share of taxation thereon:		
– Hong Kong Aero Engine Services Limited	**(28)**	(20)
– Taikoo (Xiamen) Aircraft Engineering Company Limited	**(3)**	(3)
– Other jointly controlled companies	**(4)**	(2)
	(35)	(25)
(c) Attributable post-tax results from:		
– Hong Kong Aero Engine Services Limited	**141**	108
– Taikoo (Xiamen) Aircraft Engineering Company Limited	**71**	76
– Other jointly controlled companies	**15**	13
	227	197

6. Taxation

	2002 HK$M	2001 HK$M
The taxation charge comprises:		
The Company and its subsidiary company:		
Deferred tax	**(38)**	(12)
Share of taxation attributable to jointly controlled companies	**(35)**	(25)
	(73)	(37)

No provision for Hong Kong profits tax has been made for the year as the Group's assessable profit is wholly absorbed by the tax losses brought forward. Overseas taxation is calculated at tax rate prevailing the respective jurisdictions.

Provision has been made for all significant deferred taxation liabilities.

7. Dividend

The Directors recommend the payment of a final dividend of HK$0.46 and a special dividend of HK$2.50 per ordinary share for the year ended 31st December 2002 which, together with the interim dividend of HK$0.28 per ordinary share paid on 23rd September 2002 makes a total dividend for the year of HK$3.24 per ordinary share. This represents a total distribution for the year of HK$539 million. Subject to the approval of the 2002 final dividend and special dividend by the shareholders at the Annual General Meeting on 13th May 2003, it is expected that the dividends will be paid on 20th May 2003 to shareholders registered on 13th May 2003. The shareholders' register will be closed from 5th May 2003 to 13th May 2003, both dates inclusive.

8. Share capital

During the year under review, the Company purchased 126,600 of its shares on The Stock Exchange of Hong Kong Limited. The repurchases were considered by Directors to be in the long-term interests of Shareholders to the extent that they would result in increases in earnings per share and the return on shareholders' capital and would not weaken the Company's balance sheet or its ability to make other investments. All of the shares repurchased were cancelled. Details of the repurchases are as follows:

Month	Number of shares purchased	Highest price paid per share (HK$)	Lowest price paid per share (HK$)	Aggregate price (HK$)
January 2002	126,600	12.35	11.90	1,538,630

As at 31st December 2002, 166,324,850 shares were in issue (31st December 2001: 166,451,450 shares).

CHAIRMAN'S STATEMENT

Results

Profit after tax attributable to shareholders for the year was HK$465 million, which represented an increase of 49% from the previous year.

This result included an amount of HK$70 million comprising the release of provisions made in previous financial periods to cover potential problems in collecting full amounts due from customers and for stock obsolescence. The corresponding figure in 2001 was a charge of HK$54 million. In addition, there was a non-recurring HK$14 million profit in 2001 from the disposal of a house previously used by staff, and the sale of the Company's wheel and brake repair and overhaul business to its jointly controlled company, Goodrich Asia-Pacific Limited.

The increase in attributable profit in 2002 before these exceptional items was 12%, from HK$352 million to HK$395 million.

The contribution from jointly controlled companies continued to grow in 2002, with their combined share of recurring pre-tax profits increasing from HK$222 million to HK$262 million. In particular, both Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO) and Hong Kong Aero Engine Services Limited (HAESL) had successful and profitable years.

GE Engine Services (Xiamen) Limited had a disappointing year. The planned development of the engine strip and rebuild workshop into a facility capable of refurbishing and repairing engine components has been delayed by the General Electric Company until 2003.

Financial Review

Turnover increased by 4%, primarily reflecting increased activity at the airport and more heavy maintenance work in the hangar.

The Company's base maintenance facility and related offices operate at Hong Kong International Airport under a 20-year franchise from the Airport Authority. While the buildings were designed to have at least a 40-year life, the Directors have decided that it is more appropriate that these facilities be amortised over the period of the franchise and the estimated useful life has been adjusted accordingly. This has resulted in HK$27 million of additional depreciation in 2002 compared with 2001.

Dividend. Your Directors have recommended a final dividend for 2002 of HK$0.46 per share which, together with the interim dividend of HK$0.28 per share paid on 23rd September 2002, results in a total distribution for the year of HK$0.74 per share, an increase of 14% over the total dividend declared for 2001. The dividend cover is 3.8 times.

In addition, the Directors have recommended a special dividend of HK$2.50 per share payable with the final dividend.

The total dividends paid and proposed in respect of 2002 is HK$539 million.

Net assets. Net assets increased during the year from HK$2,825 million to HK$3,286 million. Capital expenditure amounted to HK$87 million, mostly on tooling and vehicles used on the airfield. Working capital increased from HK$138 million to HK$500 million with the refinancing of staff housing loans and the release of provisions made in previous financial periods.

Net liquid funds and financing. Cash, cash equivalents and short term deposits increased by HK$422 million to HK$547 million during the year, with strong net operating cash flow. The Company is expected to generate liquid funds during 2003 that will exceed its operating, working capital and budgeted capital expenditure requirements. In addition, it has negotiated loan facilities equivalent to HK$454 million, of which HK$376 million is subject to renewal during 2003.

Currency fluctuations. The Group's income is substantially in HK dollars or US dollars. Operating costs and capital expenditure of the Company and its Hong Kong based jointly controlled entities is substantially in those same currencies, as are those of its jointly controlled entities in Mainland China, which also use Renminbi.

Environment

In recognition of its impact on the environment, when it moved to Chek Lap Kok and built its new facilities in Tseung Kwan O, the Company incorporated numerous systems to minimise the effect of effluents on the environment. Since then, it has initiated projects to reduce where possible energy and resource usage.

Staff

The Company employed 3,544 staff at the end of 2002, a small decrease from the end of 2001. This number included 188 craftsmen and engineering apprentice trainees for TAECO and 145 full-time HAECO employees who have been seconded to TAECO.

In addition, TAECO employed 1,725 local staff and HAESL 683 staff.

The good result for the year reflects the hard work and commitment of all the staff, and on behalf of the shareholders, I would like to thank them for their continuing support.

Outlook

The Company's heavy maintenance facilities have been well utilised during the year, and forward bookings indicate this will continue into the first half of 2003. The number of flights through Hong Kong International Airport is expected to increase in 2003 and this should lead to growth in line maintenance revenue. However, rates will continue to be under pressure, due to both the worldwide capacity for heavy maintenance and the competitive environment for technical and non-technical line maintenance services at Hong Kong International Airport, and any increase in volume could be offset by a fall in rates. TAECO's third hangar will become operational progressively through 2003, but HAESL will face increasing competition, and the overall result from jointly controlled companies is unlikely to match that of last year.

David Turnbull
Chairman
Hong Kong, 4th March 2003

Hong Kong Aircraft Engineering Company Limited

Website: http://www.haeco.com

The detailed results containing all the information required by paragraph 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) in due course.

South China Morning Post Wednesday, March 05, 2003

HAECO

Results for the year ended 31st December 2002 and the 2002 dividends

Results. The audited consolidated results for the year ended 31st December 2002 were:

	Note	Year ended 31st December 2002 HK$M	2001 HK$M
Turnover		**2,078**	1,994
Operating expenses:			
Staff remuneration		**(1,040)**	(1,052)
Cost of direct material/job expenses		**(367)**	(431)
Depreciation	2	**(126)**	(103)
Operating lease rentals – land & buildings		**(55)**	(60)
Auditors' remuneration		**(1)**	(1)
Changes in work in progress		**(50)**	33
Other operating expenses		**(236)**	(222)
Movements in doubtful debt and stock obsolescence provisions		**70**	(54)
Profit on sale of staff housing	3	**-**	7
Profit on sale of business to a jointly controlled company	4	**-**	7
Operating profit		**273**	118
Net finance income		**3**	9
Net operating profit		**276**	127
Share of results of jointly controlled companies	5	**262**	222
Profit before taxation		**538**	349
Taxation	6	**(73)**	(37)
Profit after taxation		**465**	312
Minority interest		**-**	-
Profit attributable to shareholders		**465**	312
Dividends			
Interim – paid		**47**	38
Final – proposed		**76**	70
Special – proposed		**416**	-
	7	**539**	108
		HK$	HK$
Earnings per share		**2.80**	1.87
Dividends per share			
Interim		**0.28**	0.23
Final		**0.46**	0.42
Special		**2.50**	-
Total		**3.24**	0.65

Notes to the accounts

1. **Segmental information**
The Company is engaged in the business of maintenance, modification and repair of commercial aircraft in Hong Kong. No further business segmental information has therefore been reported.
The Group's jointly controlled companies, all of which are engaged in the same business as the Company, operate both in Hong Kong and overseas.

2. **Depreciation**
The 2002 figure included an additional depreciation charge of HK$27 million arising from the change of the estimated useful life of the base maintenance facility from 40 to 20 years.

3. **Profit on sale of staff housing**
In 2001, the Company disposed of the last residential unit at Twin Bay Villas, Clearwater Bay Road, Sai Kung, New Territories. This property was originally acquired in 1970 as staff quarter.

4. **Profit on sale of business to a jointly controlled company**
The profit in 2001 arose from the sale of the Company's wheel and brake business to Goodrich Asia-Pacific Limited.

Review of Operations

The Company is the sole provider of comprehensive aircraft maintenance at Hong Kong International Airport. The Company's premises comprise a single hangar capable of fully enclosing three wide-bodied aircraft, together with associated workshops and offices, and a five-storey building at Tseung Kwan O housing component and avionic overhaul workshops and administration offices. The Company also occupies space at the airport terminal.

Line maintenance. The line maintenance division employs around 1,550 people, who provide a comprehensive range of technical and non-technical services to airlines operating through Hong Kong International Airport. The Company is the main provider of such services in Hong Kong and hence the division's performance is primarily related to the number of flights through the airport. In 2001, the average number of aircraft handled daily was 187, and this average number grew to 200 this year, a 7% increase. This market in Hong Kong continues to be extremely price-sensitive.

Base maintenance. The base maintenance division employs around 1,130 people, who provide customers that rely on the Company for comprehensive support with a full range of scheduled maintenance checks and in addition undertake periodic checks, modifications and overhaul work on a wide variety of aircraft types. Approximately 43% of the division's work is for the three scheduled airlines operating out of Hong Kong: Cathay Pacific Airways, Air Hong Kong and Dragonair. It competes on price, availability of space, turnround time and quality of workmanship with other Maintenance and Repair Organisations worldwide. The hangar was busy throughout the year, resulting in an increase in utilisation of both staff and facilities. Man-hours sold in 2002 were 1.38 million, a 5% increase when compared with 2001.

Component and avionics overhaul. The overhaul division occupies a five-storey building at Tseung Kwan O with more than 7,000 square metres of modern workshop space and employs around 230 people. The agreements with two Airbus component Original Equipment Manufacturers to provide warranty and repair services resulted in increased utilisation of the facilities during the year, and this is expected to improve further in 2003.

Cathay Pacific Airways has taken delivery of two Airbus A340-600 aircraft with a third scheduled for delivery in April 2003. The Company has negotiated a contract with the airline to acquire, maintain and lease to it, a pool of spares specific to these aircraft. The cost of the spares acquired will total HK$81 million.

Jointly controlled companies. TAECO operates two hangars, each of which is capable of fully enclosing two wide-bodied aircraft. A third hangar of similar size is currently under construction. It is scheduled to open on 24th March 2003 and to be fully operational by the last quarter of the year. Most of TAECO's capacity is taken up by shareholder customers (or their affiliates); work was also undertaken for ANA, Xiamen Airlines and Hainan Airlines. After a relatively slow start to the year, capacity was well utilised during 2002 with the completion of a number of comprehensive heavy maintenance packages and the conversion of Boeing 747-200/300 passenger aircraft for use as freighters. Line maintenance support has been provided to Dragonair in Beijing, Shanghai and Xiamen, and to other foreign carriers operating into Xiamen and Shanghai. By the year-end, these operations were handling 170 flights per month in Xiamen and 90 in Shanghai. Reflecting lower utilisation early in the year, and smaller work packages on aircraft in the hangar, the profit attributable to the Group decreased 7% from 2001.

HAESL had a strong year, with increased revenue and improved profitability. This increase reflected additional throughput and work packages on the Trent 700 and 800 engines. In addition to work performed for Cathay Pacific Airways, which accounts for about 50% of revenue, significant engine work was also carried out for Rolls-Royce plc, Emirates Airlines, Qantas Airways, Thai International, Malaysian Airlines, Garuda and China Southern Airlines. Singapore Aero Engine Services Pte. Limited (SAESL), in which HAESL has a 20% interest, started operations in January 2002. SAESL results in 2002 were in line with expectations and it plans to break even in 2003 on increased volume.

Goodrich Asia-Pacific Limited, (formerly Goodrich Aerospace Asia-Pacific Limited) which refurbishes carbon brakes and overhauls wheel hubs at Fanling, in Hong Kong, continued to perform very well. The Xiamen based Goodrich TAECO Aeronautical Systems (Xiamen) Company Limited (formerly TRW TAECO Aeronautical Systems (Xiamen) Company Limited) experienced increased demand for its services and was profitable.

Shandong TAECO Aircraft Engineering Company Limited, which provides a heavy maintenance service for narrow-bodied aircraft and in particular B737 aircraft, is expanding its capacity and capabilities to meet customers' projected needs. A second hangar, which is planned to cost US$8.6 million, is scheduled for completion in May 2003. This company is profitable.

In-Services Asia Limited sells Intertechnique components, and provides a warranty and repair service to customers. Its revenue has grown in 2002 and the company is profitable.

EADS SOGERMA HAECO Services Company Limited, a jointly controlled company in which the Company has a 50% interest, was incorporated during 2002. It has acquired from the Company the computerised component testing equipment it installed in 2001 and has had a satisfactory year.

Honeywell TAECO Aerospace (Xiamen) Company Limited made a profit for the year.